Pricing Term Sheet Dated June 16, 2015

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-195738

Supplementing the Preliminary

Prospectus Supplement dated June 15, 2015

(To Prospectus dated May 6, 2014)

Radian Group Inc.

$350,000,000 5.250% Senior Notes due 2020

Issuer:	Radian Group Inc. (“Radian”)

Securities:	5.250% Senior Notes due 2020 (the “Notes”)

Anticipated Ratings*:	B2 (Moody’s) / B (S&P)

Aggregate principal amount offered:	$350,000,000

Price to Public:	100% of principal amount plus accrued interest, if any, from June 19, 2015

Proceeds to Issuer Before Expenses:	$344,312,500

Maturity date:	June 15, 2020

Trade date:	June 16, 2015

Settlement date:	June 19, 2015

Coupon:	5.250%

Interest payment dates:	Semi-annually on June 15 and December 15 of each year, beginning on December 15, 2015

Interest record dates:	June 1 and December 1

Benchmark Treasury:	UST 1.500% due May 31, 2020

Benchmark Treasury Price	99-06 3/4

Benchmark Treasury Yield	1.667%

Spread to Benchmark Treasury:	T + 358 bps

Yield to Maturity:	5.250%

Ranking:	Senior Unsecured

Redemption:	Radian may redeem the Notes, in whole or in part, at its option at any time or from time to time prior to maturity at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the Notes to be redeemed and (ii) the make-whole amount, which is the sum of the present values of the remaining scheduled payments of principal and interest in respect of the Notes to be redeemed discounted at the Treasury Rate plus 50 basis points, plus, in each case, accrued interest thereon to, but excluding, the redemption date.

CUSIP:	750236 AS0

ISIN:	US750236AS04

Bookrunning Managers:	Goldman, Sachs & Co. BofA Merrill Lynch Deutsche Bank Securities

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Radian has filed a registration statement (including the preliminary prospectus supplement, dated June 15, 2015, and an accompanying prospectus, dated May 6, 2014) with the Securities and Exchange Commission, or SEC, for the Notes offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, and the accompanying prospectus in the registration statement and the other documents Radian has filed with the SEC for more complete information about Radian and the Notes offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282, by calling (866) 471-2526 or by emailing prospectus-ny@ny.email.gs.com, from Deutsche Bank Securities, Attn: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, (Tel): 1-800-503-4611, prospectusrequest@list.db.com and from BofA Merrill Lynch, 222 Broadway, New York, NY 10080, Attn: Prospectus Department, (Tel): 1-800-294-1322, dg.prospectus_requests@baml.com.

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